PRESS RELEASE
ASANKO GOLD AND PROJECT C.U.R.E. PARTNER TO DONATE US$1.5 MILLION IN MEDICAL EQUIPMENT AND SUPPLIES TO GHANA

Vancouver, British Columbia, July 26, 2017 - Asanko Gold Inc. ("Asanko" or the "Company") (TSX, NYSE MKT: AKG) has partnered with Project C.U.R.E., a U.S.-based Non-Governmental Organization, to donate medical equipment and supplies, valued at more than US$1.3 million, to eight health facilities within the Amansie West District of the Ashanti Region of Ghana, where the Asanko Gold Mine is located. This will strengthen and enhance health service delivery in the area.

Project C.U.R.E. is the largest provider of donated medical supplies and equipment to developing countries around the world and has provided three 40-foot containers packed with medical equipment and supplies, valued at more than US$1.3 million. Asanko has made a direct contribution of approximately US$200,000 to cover shipment, import duties and other associated project costs. The essential supplies and equipment will be distributed to the health facilities during the coming weeks.

This initiative forms part of Asanko's Opportunity Cycle which seeks to leverage the presence of the Asanko Gold Mine to have a positive and beneficial impact on its stakeholders and local communities through implementing sustainable projects designed to meet their socio-economic needs. This health intervention, which was co-determined with local community stakeholders, is complemented by social investments in education, vocational training and the provision of access to finance.

Commenting on the donation, Peter Breese, President and CEO, said "Asanko positions CSR at the core of its business, we are committed to making social investments that address the needs of our stakeholders and create positive, self-sustaining legacies for our communities. Supporting our local health care professionals with much needed medical equipment and supplies to assist them meet the wellbeing needs of our communities is something both Asanko and Project C.U.R.E. are passionate about. Good healthcare provision is vital in building sustainable communities."

The District Chief Executive of the Amansie West District Assembly, Honourable William Asante Bediako, expressed his appreciation to Asanko for this major intervention which will positively impact the entire district and stated that, "the District Assembly has found in Asanko a worthy partner that has once again clearly demonstrated its passion and commitment to utilizing its presence to meet the development needs of the community."

"We are so pleased to partner with Asanko on this project in Ghana. Together we are delivering health and hope to the local communities surrounding the Asanko Gold Mine and strengthening health systems throughout the country." said Dr. Douglas Jackson, CEO & President of Project C.U.R.E.

The health facilities benefitting from the donations include: St. Martins Hospital (Agroyesum), Manso Kwanta Health Centre, Manso Edubia Health Centre, Manso Nkran Health Centre, Manso Abore Health Centre and the Keniagu Community-based Health and Planning Services Compound. Other beneficiary facilities are the Essuowin Health Centre and the Mother of God Clinic at Esaase.

Among the donated items are: incubators, fetal Doppler equipment, autoclaves, ICU beds, vital signs monitoring equipment, laboratory centrifuges and supply kits, refrigerators, wheel chairs, examination lights as well as a broad range of medical supplies such as syringes, gloves, sutures and removal kits, sterile dressings, disinfectants, splints, obstetrics and gynaecology surgery packs, baby and birthing supplies.

Enquiries:
For further information please visit: www.asanko.com, email: info@asanko.com or contact:

Alex Buck - Manager, Investor and Media Relations
Toll-Free (N.America): +1-855-246-7341
Telephone: +44-7932-740-452
Email: alex.buck@asanko.com

About Asanko Gold Inc.
Asanko's vision is to become a mid-tier gold mining company that maximizes value for all its stakeholders. The Company's flagship project is the multi-million ounce Asanko Gold Mine located in Ghana, West Africa.

Asanko is managed by highly skilled and successful technical, operational and financial professionals. The Company is strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighbouring communities. To learn more, download the 2016 Corporate Social Responsibility Report: https://www.asanko.com/Citizenship/Reports-and-Publications/default.aspx.

About Project C.U.R.E.
Project C.U.R.E. is the largest provider of donated medical supplies and equipment to developing countries around the world. Today, Project C.U.R.E. is bridging the staggering health resource gaps in the developing world by empowering doctors and nurses with the tools they need to treat disease, deliver vaccines, perform life-changing surgeries and ensure safe childbirth. Since its founding, Project C.U.R.E. has reached patients, families and children in more than 130 countries. Project C.U.R.E. maintains large distribution warehouses in Arizona, Colorado, Illinois, Pennsylvania, Texas and Tennessee, and smaller collection centers in 15 U.S. cities. Because of the dedication of nearly 25,000 nationwide volunteers, three to four cargo containers of life-saving aid leave Project C.U.R.E.'s warehouses weekly. Learn more at http://www.projectcure.org.

Neither Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.